Exhibit 11 - Statement Re:  Computation of Earnings Per Share (Unaudited)

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
                                            Three Months Ended March 31,
                                                1997            1996
                                                ____            ____


Average shares outstanding                      8,655           8,682


Net effect of dilutive stock options, based
  on the treasury stock method                     10              32
                                               ______          ______

Total shares used in computation                8,665           8,714
                                               ======          ======

Net income                                     $5,224           4,445
                                               ======          ======

Net income per share                           $  .60          $  .51
                                               ======          ======


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